Exhibit 99.1

Execution Version

AMENDING AGREEMENT NO. 2

THIS AMENDING AGREEMENT NO. 2 (this “Amending Agreement”) is made as of October 29, 2021 between the parties to the Credit Agreement (as hereinafter defined).

WHEREAS:

A.       Reference is made to the amended and restated credit agreement dated as of June 27, 2018 between, inter alios, Stantec Inc., as borrower (the “Borrower”), Canadian Imperial Bank of Commerce, as administrative agent (the “Administrative Agent”), and the financial institutions party thereto, as lenders, as amended by amending agreement no.1 dated as of July 19, 2019 (collectively, the “Credit Agreement”).

B.       The Borrower, the Administrative Agent and the Lenders wish to further amend the Credit Agreement on the terms and conditions set out herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained in this Amending Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1              One Amending Agreement. This Amending Agreement amends the Credit Agreement. This Amending Agreement and the Credit Agreement shall be read, interpreted, construed and have effect as, and shall constitute, one agreement with the same effect as if the amendments made by this Amending Agreement had been contained in the Credit Agreement as of the date of this Amending Agreement.

1.2              Defined Terms. In this Amending Agreement, unless something in the subject matter or context is inconsistent:

(a)	terms defined in the description of the parties or in the recitals have the respective meanings given to them in the description or recitals, as applicable; and

(b)	all other capitalized terms have the respective meanings given to them in the Credit Agreement as amended by Article Two of this Amending Agreement (collectively, the “Amended Credit Agreement”).

1.3              Headings. The headings of the Articles and Sections of this Amending Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Amending Agreement.

1.4              References. All references to Articles, Sections, Exhibits and Schedules, unless otherwise specified, are to Articles, Sections, Exhibits and Schedules of the Credit Agreement.

Stantec Amending Agreement No.2

Article 2
AMENDMENTS

2.1              Definitions. Section 1.1 is amended by adding the following definitions in alphabetical order:

“Absolute GHG Emissions” means the sum of the absolute amount of (i) Scope 1 Emissions, (ii) Scope 2 Emissions, and (iii) Scope 3 Emissions of the Borrower during a Fiscal Year, following GHG Protocol and Science-Based Target initiative criteria expressed in mega-tonnes of CO2 equivalent as verified on a limited assurance basis by the SPT Metric Auditor.

“Applicable Sustainability Margin Adjustment” means, for any Fiscal Year (commencing with the Fiscal Year ending December 31, 2022), with reference to the reported values of the SPT Metrics in the Sustainability Certificate delivered for the end of the most recently ended Fiscal Year, the sum of each “Adjustment to the Applicable Margin” for each SPT Metric set forth in the row opposite such SPT Metric, subject to Section 2.22:

SPT Metric	Year	Level	Target	Adjustment to the Applicable Margin
				Canadian Prime Loan, Base Rate Loan, B/A Borrowing, LIBO Rate Loan or Financial Letter of Credit	Non-Financial Letters of Credit	Standby Fee
Absolute GHG Emissions	2021	I	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		II	[Redacted]	[Redacted]	[Redacted]	[Redacted]
	2022	I	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		II	[Redacted]	[Redacted]	[Redacted]	[Redacted]
	2023	I	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		II	[Redacted]	[Redacted]	[Redacted]	[Redacted]
	2024	I	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		II	[Redacted]	[Redacted]	[Redacted]	[Redacted]
	2025	I	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		II	[Redacted]	[Redacted]	[Redacted]	[Redacted]

Stantec Amending Agreement No.2

Bloomberg Gender-Equality Index Score	Reporting Year 2022 Data Year 2020	I	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		II	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		III	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		IV	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		V	[Redacted]	[Redacted]	[Redacted]	[Redacted]
	Reporting Year 2023 Data Year 2021	I	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		II	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		III	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		IV	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		V	[Redacted]	[Redacted]	[Redacted]	[Redacted]
	Reporting Year 2024 Data Year 2022	I	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		II	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		III	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		IV	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		V	[Redacted]	[Redacted]	[Redacted]	[Redacted]
	Reporting Year 2025 Data Year 2023	I	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		II	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		III	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		IV	[Redacted]	[Redacted]	[Redacted]	[Redacted]
		V	[Redacted]	[Redacted]	[Redacted]	[Redacted]

“Bloomberg Gender-Equality Index Score” means the comprehensive score assigned by Bloomberg L.P. to companies based on the level of disclosure of gender-related data and their respective performance areas such as, but not limited to, (i) female leadership & talent pipeline, (ii) equal pay and gender pay parity, (iii) inclusive culture, (iv) sexual harassment policies, and (v) pro-women brand, which may be updated by Bloomberg L.P. from time to time.

“Co-Sustainability Structuring Agents” means, collectively, Canadian Imperial Bank of Commerce and Royal Bank of Canada, in their capacities as co-sustainability structuring agents.

“Erroneous Payment” has the meaning assigned to it in Section 8.15(1).

“Erroneous Payment Deficiency Assignment” has the meaning assigned to it in Section 8.15(4).

“Erroneous Payment Impacted Facilities” has the meaning assigned to it in Section 8.15(4).

“Erroneous Payment Return Deficiency” has the meaning assigned to it in Section 8.15(4).

“Erroneous Payment Subrogation Rights” has the meaning assigned to it in Section 8.15(4).

Stantec Amending Agreement No.2

“Extension Date” has the meaning set out in Section 2.6(3).

“Extension Request” has the meaning set out in Section 2.6(3).

“GHG Protocol” means the GHG Protocol Corporate Accounting and Reporting Standard of the World Business Council for Sustainable Development and World Resources Institute available at https://ghgprotocol.org/ or any updated version thereof, whichever is the most recent at the applicable time.

“LTM Acquisition Amount” means, at any time, an amount equal to the aggregate purchase price of all Acquisitions (including the maximum potential Vendor Earn-Out Debt) made by the Borrower on a Consolidated basis during the prior twelve-month period.

“Material Disposition” means any Asset Disposition made by the Borrower or any of its Subsidiaries, the aggregate gross purchase price of which, when totalled with the aggregate gross purchase price with all other Asset Dispositions during the prior twelve-month period, exceeds Cdn.$[Redacted].

“Refinitiv Screen CDOR Page” means the display designated as page “CDOR” (or any display substituted therefor) of Refinitiv Benchmark Services (UK) Limited (or any other person which takes over the administration of that rate) for purposes of displaying Canadian dollar bankers’ acceptance rates.

“Science Based Targets initiative” means the advisory body that reviews and verifies Absolute GHG Emissions reduction commitments made in line with a 1.5⁰C global warming scenario compared to pre-industrial levels.

“Scope 1 Emissions” means, for any period, direct greenhouse gas emissions or equivalent CO2 emissions occurring from sources over which the Borrower and its Subsidiaries have operational control, which are calculated in accordance with the guidance of the GHG Protocol. Scope 1 Emissions captures, but is not limited to, direct energy sources such as gasoline and diesel for fleet fuel and natural gas, fuel oil and propane for office energy whether owned or leased.

“Scope 2 Emissions” means, for any period, indirect greenhouse gas emissions or equivalent CO2 emissions occurring from the purchase of electricity consumed by the Borrower and its Subsidiaries in the operation of their business, which are calculated using the market-based method in accordance with the guidance of the GHG Protocol.

“Scope 3 Emissions” means, for any period, indirect greenhouse gas emissions or equivalent CO2 emissions occurring from other emission sources of the Borrower and its Subsidiaries in the operation of their business which is calculated in accordance with the guidance of the GHG Protocol. Scope 3 includes capture of business travel emission sources such as, but not limited to, air travel, rental cars, and work-related personal cars.

“SPT Metric Auditor” means Apex Companies, LLC or an independent public accountant or environmental consultant (applicable for Absolute GHG Emissions) of recognized national standing, in each case acting in its capacity as an independent auditor of the Borrower, designated from time to time by the Borrower.

Stantec Amending Agreement No.2

“SPT Metrics” means each of:

(a)       Absolute GHG Emissions; and

(b)       Bloomberg Gender-Equality Index Score.

“Sustainability Certificate” means a certificate signed by a Responsible Officer of the Borrower, substantially in the form attached hereto as Exhibit E.

“Sustainability Initiatives” means activities or organizations that focus on expanding the influence of positive environmental, social, or governance issues.

“Sustainability Pricing Adjustment Date” has the meaning specified in the definition of Applicable Margin.

“Sustainability Report” means the annual non-financial disclosure form according to the GRI Standard for Stantec’s public disclosure for environmental, social and governance performance publicly reported by the Borrower and published on an Internet or intranet website to which each Lender and the Administrative Agent have been granted access free of charge (or at the expense of the Borrower).

“Sustainability Savings” means the amount of savings realized by the Borrower due to the Applicable Sustainability Margin Adjustment for the prior Fiscal Year.

2.2              Applicable Margin Definition. The definition of “Applicable Margin” in Section 1.1 is amended by adding the following:

(i)	to the end of the first sentence of such definition immediately before the period at the end thereof:

“(all of which rates per annum are subject to adjustment in accordance with Section 2.22)”; and

(ii)	new sentence at the end of such definition:

“Changes in the Applicable Margin as a result of any Applicable Sustainability Margin Adjustment shall be effective in accordance with Section 2.22.”

Stantec Amending Agreement No.2

2.3              CDOR Rate Definition. The definition of “CDOR Rate” in Section 1.1 is deleted in its entirety and replaced with the following:

“CDOR Rate” means, on any day and for any period, an annual rate of interest equal to the average rate applicable to Canadian Dollar bankers’ acceptances for the applicable period appearing on the Refinitiv Screen CDOR Page at approximately 10:20 a.m., on such day, or if such day is not a Business Day, then on the immediately preceding Business Day, provided that

(a)	subject to Section 2.12(3), if such rate does not appear on the Refinitiv Screen CDOR Page on such day as contemplated, then the CDOR Rate on such day shall be the discount rate quoted by the Administrative Agent (determined as of 10:20 a.m. (Toronto time)) on such day which would be applicable in respect of an issue of bankers’ acceptances in a comparable amount and with comparable maturity dates to the Bankers’ Acceptances proposed to be issued by the Borrower on such day, or, if such day is not a Business Day, then on the immediately preceding Business Day, and

(b)	if such rate is less than zero, the CDOR Rate shall be deemed to be zero.

2.4              Contract Period Definition. The definition of “Contract Period” in Section 1.1 is amended by deleting “three months or, if available, as determined by the Administrative Agent in good faith, six months thereafter” and replacing it with “or three months”.

2.5              Fee Letter. The definition of “Fee Letter” is deleted in its entirety and replaced with the following:

“Fee Letter” means the fee letter dated as of October 29, 2021 among Canadian Imperial Bank of Commerce, as Administrative Agent and Lead Arranger, and the Borrower relating to the payment of certain fees.

2.6              LIBO Rate Definition. The definition of “LIBO Rate” is amended by adding the following at the beginning of clause (b) thereof:

subject to Section 2.12(b),

2.7              Material Acquisition Definition. The definition of “Material Acquisition” in Section 1.1 of the Credit Agreement is deleted in its entirety and replaced with the following:

“Material Acquisition” means any Acquisition that results in the LTM Acquisition Amount exceeding Cdn.$ [Redacted].

2.8              Permitted Acquisition Definition. The definition of “Permitted Acquisition” in Section 1.1 is deleted in its entirety and replaced with the following:

“Permitted Acquisition” means any Acquisition by any Group Party:

(a)	where no Default or Event of Default has occurred and is continuing or would be caused thereby;

Stantec Amending Agreement No.2

(b)	which is of a Person carrying on a business which is the same as or related to the business carried on by any Group Party (or if an asset Acquisition, is of assets used or useful in a business which is the same as or related to the business carried on by any Group Party);

(c)	if such Acquisition is an Acquisition of Equity Securities of any Person, in respect of which the Lenders will have a full recourse guarantee (by way of accession to the Credit Party Guarantee) from such Person if such Person is a Material Subsidiary; and

(d)	which, if such Acquisition is an Acquisition of Equity Securities of any Person, such acquiring Person acquires not less than 100% of the Equity Securities of such Person; and

provided that, notwithstanding the foregoing:

(e)	Acquisitions that do not comply with clause (d), the aggregate purchase price of which (including the maximum potential amount of any Vendor Earn-Out Debt), when totalled with the aggregate purchase price of all other such Acquisitions made during the same Fiscal Year, do not exceed Cdn.$ [Redacted], shall be Permitted Acquisitions;

(f)	if the Borrower wishes to utilize, whether directly or indirectly, Borrowings to facilitate, assist or participate in a Hostile Acquisition by any Group Party or any Affiliate thereof:

(i)	at least 10 Business Days prior to the delivery to the Administrative Agent of a Borrowing Request made in connection with a Hostile Acquisition, a Responsible Officer of the Borrower will notify the Administrative Agent in writing (who will then notify the Lenders) of the particulars of the Hostile Acquisition in sufficient detail to enable each Lender to determine, in each Lender’s sole discretion, whether it will permit a Loan from it to be utilized for such Hostile Acquisition;

(ii)	if a Lender decides not to fund a Borrowing to be utilized for such Hostile Acquisition, then upon such Lender so notifying the Administrative Agent (who will then notify the Borrower), such Lender will have no obligation to fund such Borrowing notwithstanding any other provision of this Agreement to the contrary; and

(g)	each Lender will use reasonable commercial efforts to notify the Administrative Agent as soon as practicable (and in any event within 5 Business Days of receipt of the particulars thereof from the Administrative Agent) of its decision whether or not to fund such proposed Hostile Acquisition.

Stantec Amending Agreement No.2

2.9              Reuters Screen CDOR Page. The definition of “Reuters Screen CDOR Page” in Section 1.1 is deleted in its entirety.

2.10          Revolving Credit Maturity Date Definition. The definition of “Revolving Credit Maturity Date” in Section 1.1 is deleted in its entirety and replaced with the following:

“Revolving Credit Maturity Date” means October 29, 2026 (or, if such fifth anniversary is not a Business Day, the next Business Day thereafter), as such date may be extended from time to time pursuant to Section 2.6.

2.11          Secured Liabilities Definition. The definition of “Secured Liabilities” in Section 1 is deleted in its entirety and replaced with the following:

“Secured Liabilities” means all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, mature or unmatured) of the Group Parties to the Secured Parties under, in connection with or with respect to the Loan Documents, the Secured Cash Management Services or the Secured Hedge Arrangements, including the Erroneous Payment Subrogation Rights, and any unpaid balance thereof.

2.12          Term Credit (Tranche B) Maturity Date. The definition of “Term Credit (Tranche B) Maturity Date” in Section 1.1 is deleted in its entirety and replaced with the following:

“Term Credit (Tranche B) Maturity Date” means October 29, 2024 (or, if such third anniversary is not a Business Day, the next Business Day thereafter), as such date may be extended from time to time pursuant to Section 2.6.

2.13          Term Credit (Tranche C) Maturity Date. The definition of “Term Credit (Tranche C) Maturity Date” in Section 1.1 is deleted in its entirety and replaced with the following:

“Term Credit (Tranche C) Maturity Date” means October 29, 2026 (or, if such fifth anniversary is not a Business Day, the next Business Day thereafter), as such date may be extended from time to time pursuant to Section 2.6.

2.14          Composition of Borrowings. Section 2.2(2) is amended by adding the following at the end of such Section:

Notwithstanding anything herein or in any other Loan Document, Revolving Borrowings shall not be available by way of Sterling LIBO Rate Loan or Euro LIBO Rate Loan unless and until this Agreement shall be amended to incorporate interest rate fallback or update language (as applicable at the time in question) with respect to such currencies and, upon any request for such amendment by the Borrower, the Agent and the Lenders agree to act in good faith in negotiating such language giving due consideration to the then prevailing market conventions.

Stantec Amending Agreement No.2

2.15          Termination and Reduction of Commitments; Extensions. Section 2.6 is amended by adding the following immediately after paragraph (2):

(3)       Extensions. The Borrower may, once in each calendar year and subject to the satisfaction of the conditions precedent for a Borrowing set forth in Sections 4.2(a) and 4.2(b), deliver to the Administrative Agent a request for an extension of the then Applicable Maturity Date (the effective date for such extension, as designated by the Borrower in the Extension Request (defined below), being referred to in this Section 2.6 as an “Extension Date”) for a period of up to, in respect of the Term Credit (Tranche B), three (3) years, in respect of the Term Credit (Tranche C), five (5) years, and in respect of the Revolving Credit, five (5) years, after the then applicable Extension Date (the “Extension Request”); provided (i) such proposed Extension Date shall be no earlier than 90 days following the date of delivery of such Extension Request to the Administrative Agent and (ii) that the Borrower may withdraw an Extension Request, even if the Required Lenders have already consented to such Extension Request, by notice in writing delivered to the Administrative Agent not later than the close of business on the third Business Day prior to the Extension Date. The Administrative Agent shall promptly notify the Lenders of its receipt of any Extension Request, with particulars thereof. By no later than 5:00 p.m. Toronto time on the date that is 30 days after the Administrative Agent has notified a Lender of its receipt of an Extension Request, such Lender shall notify the Borrower and the Administrative Agent of its election to extend or not extend the Applicable Maturity Date as requested in such Extension Request (which election to extend or not extend shall be made by each such Lender in its sole and absolute discretion). Any failure by any Lender to so notify the Borrower and the Administrative Agent of its election to extend or not extend the then Applicable Maturity Date as requested in such Extension Request shall be deemed to be a refusal to extend such Maturity Date. Unless the Extension Request has been withdrawn by the Borrower in accordance with the proviso above, if the Required Lenders approve in writing the extension of the Applicable Maturity Date requested in such Extension Request, the then Applicable Maturity Date shall automatically and without any further action by any Person be extended for the period specified in such Extension Request; provided that, if an Extension Request has been made, but there are one or more Lenders which do not consent in writing to the Extension Request within 30 days after receipt of the notice of the Extension Request from the Administrative Agent (a “Non-Extending Lender”), then the Borrower shall be entitled to choose one of the following options, and the Borrower shall notify the Administrative Agent of its choice not later than 10 days prior to the Extension Date:

(i)	the Borrowings under the applicable Credit of any Non-Extending Lender shall be repaid on the Applicable Maturity Date (without giving effect to the extension requested in such Extension Request, with respect to the Non-Extending Lender only);

(ii)	at the sole expense of the Borrower, upon notice to such Lender and the Administrative Agent, the Commitments under the applicable Credit of any Non-Extending Lender shall be assigned to (and assumed by) an assignee permitted under Section 9.4 upon payment by the assignee to the Non-Extending Lender of an amount equal to the outstanding principal of the Loans under the applicable Credit and participation in LC Disbursements and Swingline Loans thereunder, if any, accrued interest thereon, accrued fees and all other amounts payable to the Non-Extending Lender hereunder in respect of such Credit, provided that (i) such assignment does not conflict with any applicable Law, and (ii) any assignee which becomes a Lender as a result of such an assignment shall be deemed to have consented to the applicable Extension Request and, therefore, shall not be a Non-Extending Lender; or

(iii)	the Borrower may withdraw the applicable Extension Request.

Stantec Amending Agreement No.2

(4) Non-Extending Lenders. Any Non-Extending Lender shall provide to the Borrower its full co-operation in facilitating the assignment of the applicable Commitment of such Non-Extending Lender to an assignee permitted hereunder (which assignee may be another Lender, if such assignee Lender accepts such assignment) identified by the Borrower that is ready, willing and able to be an assignee with respect thereto. If an Extension Request has been made and if, within 30 days after receipt by the Lenders of the notice of the Extension Request from the Administrative Agent, the Required Lenders have not approved in writing the extension of the Extension Date requested in an Extension Request, the Extension Date shall not be extended pursuant to such Extension Request. The Administrative Agent shall promptly notify the Lenders and the Borrower of (a) any extension of the Extension Date pursuant to Section 2.6, and (b) of any Lender which becomes a Non-Extending Lender.

2.16          Fees. Section 2.10(2)(b) is amended by replacing the reference to [Redacted] to [Redacted].

2.17          Alternate Rate of Interest. Section 2.12 is deleted in its entirety and replaced with the following:

2.12       Alternate Rate of Interest.

(1)                Fallback Protocol. If prior to the commencement of any Interest Period for a LIBO Rate Borrowing or the commencement of any Contract Period for a B/A Borrowing:

(a)	the Administrative Agent determines (which determination shall be conclusive absent manifest error) that:

(i)	adequate and reasonable means do not exist for ascertaining the LIBO Rate (including because the ICE Benchmark Administration Interest Settlement Rate is not available or published on a current basis), for such Interest Period; or

(ii)	there is no market for B/As; or

(b)	the Administrative Agent is advised by a Lender that:

(i)	the LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lender of making or maintaining its LIBO Rate Loans included in such Borrowing for such Interest Period; or

(ii)	the Discount Rate for such Contract Period will not adequately and fairly reflect the cost to such Lender of issuing or maintaining its B/As included in such Borrowing for such Contract Period,

Stantec Amending Agreement No.2

then the Administrative Agent shall give written notice thereof to the Borrower and the Lenders as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (A) any Borrowing Request that requests the conversion of any Borrowing to, or rollover of any Borrowing as, a LIBO Rate Borrowing or B/A Borrowing, as applicable, shall be ineffective, and (B) if any Borrowing Request requests a LIBO Rate Borrowing or B/A Borrowing, as applicable, such Borrowing shall be made as a Base Rate Borrowing or Canadian Prime Borrowing, as applicable; provided that if the circumstances giving rise to such notice do not affect all the Lenders, then requests by the Borrower for LIBO Rate Borrowings or B/A Borrowings, as applicable, may be made to Lenders that are not affected thereby.

(2)                LIBO Rate Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document:

(a)	Replacing LIBO Rate. On March 5, 2021 the Financial Conduct Authority (“FCA”), the regulatory supervisor of the LIBO Rate’s administrator (“IBA”), announced in a public statement the future cessation or loss of representativeness of overnight/Spot Next, 1-month, 3-month, 6-month and 12-month LIBO Rate tenor settings. On the earlier of (i) the date that all Available Tenors of the LIBO Rate have either permanently or indefinitely ceased to be provided by IBA or have been announced by the FCA pursuant to public statement or publication of information to be no longer representative and (ii) the Early Opt-in Effective Date, if the then-current Benchmark is the LIBO Rate, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Loan Document. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

(b)	Replacing Future Benchmarks. Upon the occurrence of a Benchmark Transition Event, the Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders. At any time that the administrator of the then-current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored, the Borrower may revoke any request for a borrowing of, conversion to or continuation of Loans to be made, converted or continued that would bear interest by reference to such Benchmark until the Borrower’s receipt of notice from the Administrative Agent that a Benchmark Replacement has replaced such Benchmark, and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Loans. During the period referenced in the foregoing sentence, the component of Base Rate based upon the Benchmark will not be used in any determination of Base Rate.

Stantec Amending Agreement No.2

(c)	Benchmark Replacement Conforming Changes. In connection with the implementation and administration of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

(d)	Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.12(2), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 2.12(2).

(e)	Unavailability of Tenor of Benchmark. At any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or the LIBO Rate), then the Administrative Agent may remove any tenor of such Benchmark that is unavailable or non-representative for Benchmark (including Benchmark Replacement) settings and (ii) the Administrative Agent may reinstate any such previously removed tenor for Benchmark (including Benchmark Replacement) settings.

(f)	Certain Defined Terms. As used in this Section 2.12(2):

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if the then-current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an Interest Period or (y) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date.

“Benchmark” means, initially, the LIBO Rate; provided that if a replacement of the Benchmark has occurred pursuant to this Section 2.12(2) titled “Benchmark Replacement Setting”, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Benchmark” shall include, as applicable, the published component used in the calculation thereof.

Stantec Amending Agreement No.2

“Benchmark Replacement” means, for any Available Tenor:

(a)	For purposes of clause (a) of this Section 2.12(2), the first alternative set forth below that can be determined by the Administrative Agent:

(i)	the sum of: (i) Term SOFR and (ii) [Redacted] for an Available Tenor of one-month’s duration, [Redacted] for an Available Tenor of three-months’ duration, and [Redacted] for an Available Tenor of six-months’ duration, or

(ii)	the sum of: (i) Daily Simple SOFR and (ii) the spread adjustment selected or recommended by the Relevant Governmental Body for the replacement of the tenor of the LIBO Rate with a SOFR-based rate having approximately the same length as the interest payment period specified in clause (a) of this Section 2.12(2); and

(b)	For purposes of clause (b) of this Section 2.12(2), the sum of (i) the alternate benchmark rate and (ii) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Administrative Agent and the Borrower as the replacement for such Available Tenor of such Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for U.S. Dollar-denominated syndicated credit facilities at such time;

provided that, if the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

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“Benchmark Transition Event” means, with respect to any then-current Benchmark other than the LIBO Rate, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Benchmark, the regulatory supervisor for the administrator of such Benchmark, the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark, a resolution authority with jurisdiction over the administrator for such Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark, announcing or stating that (a) such administrator has ceased or will cease on a specified date to provide all Available Tenors of such Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark or (b) all Available Tenors of such Benchmark are or will no longer be representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Early Opt-in Effective Date” means, with respect to any Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Required Lenders.

“Early Opt-in Election” means the occurrence of:

(a)	a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. Dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and
(b)	the joint election by the Administrative Agent and the Borrower to trigger a fallback from the LIBO Rate and the provision by the Administrative Agent of written notice of such election to the Lenders.

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“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to the LIBO Rate.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“SOFR” means a rate per annum equal to the secured overnight financing rate for such Business Day published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time).

“Term SOFR” means, for the applicable corresponding tenor, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

(3)                CDOR Rate Replacement.

(a)       If the Administrative Agent determines (which determination shall be conclusive absent manifest error), or the Required Lenders notify the Administrative Agent that the Required Lenders have determined, that:

(i)       adequate and reasonable means do not exist for ascertaining the CDOR Rate, including because the Refinitiv Screen CDOR Page is not available or published on a current basis for the applicable Contract Period and such circumstances are unlikely to be temporary;

(ii)       the administrator of the CDOR Rate or a Governmental Authority having jurisdiction has made a public statement identifying a specific date after which the CDOR Rate will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans;

(iii)       a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the CDOR Rate shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in clause (ii) above and in this clause (iii) a “CDOR Scheduled Unavailability Date”); or

(iv)       syndicated loans currently being executed, or that include language similar to that contained in this Section 2.12(3), are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace the CDOR Rate,

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then reasonably promptly after such determination by the Administrative Agent or receipt by the Administrative Agent of such notice, as applicable, the Administrative Agent and the Borrower may mutually agree upon a successor rate to the CDOR Rate, and the Administrative Agent and the Borrower may amend this Agreement to replace the CDOR Rate with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar Canadian Dollars denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “CDOR Successor Rate”), together with any proposed CDOR Successor Rate conforming changes and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the Administrative Agent shall have posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, the Lenders comprising the Required Lenders have delivered to the Administrative Agent written notice that such Required Lenders do not accept such amendment.

(b)       If no CDOR Successor Rate has been determined and a circumstance under Subsection 2.12(3)(a) exists or a CDOR Scheduled Unavailability Date has occurred (as applicable), the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain Bankers’ Acceptances and B/A Equivalent Loans, shall be suspended (to the extent of the affected Bankers’ Acceptances, B/A Equivalent Loans, or Contract Periods). Upon receipt of such notice, the Borrower may revoke any pending request for an advance of, conversion to or rollover of Bankers’ Acceptances or B/A Equivalent Loans, (to the extent of the affected Bankers’ Acceptances, B/A Equivalent Loans, or Contract Periods) or, failing that, will be deemed to have converted such request into a request for an Advance of Canadian Prime Loan (subject to the foregoing Subsection 2.12(3)(b) in the amount specified therein.

(c)       Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than zero for the purposes of this Agreement. In addition, the CDOR Rate shall not be included or referenced in the definition of Canadian Prime Rate.

2.18          Expiration Date. Section 2.19(3) is amended by adding the following immediately after the last sentence:

For the avoidance of doubt, if the Revolving Credit Maturity Date shall be extended pursuant to Section 2.6(3), “Revolving Credit Maturity Date” as referenced in this clause (3) shall refer to the Revolving Credit Maturity Date as extended pursuant to Section 2.6(3); provided that, notwithstanding anything in this Agreement (including Section 2.6(3) hereof) or any other Loan Document to the contrary, the Revolving Credit Maturity Date, as such term is used in reference to the Issuing Bank or any Letter of Credit issued thereby, may not be extended without the prior written consent of the Issuing Bank.

2.19          Letters of Credit. Section 2.19(11) is amended to add the following immediately after the last sentence:

Each Existing Letter of Credit shall be determined with reference to the FX Rate as set out in Schedule 1.1 while such Existing Letter of Credit is outstanding.

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2.20          Sustainability Adjustment. Article 2 is amended by adding the following as a new Section 2.22:

2.22       Sustainability Adjustment

(1)       The Applicable Margin will be increased or decreased (if applicable) by the Applicable Sustainability Margin Adjustment as in effect from time to time. For the purposes of the foregoing, commencing with the Sustainability Certificate to be delivered for the Fiscal Year ending December 31, 2021:

(a)	the Applicable Sustainability Margin Adjustment shall be effective on the earlier of the third Business Day following receipt by the Administrative Agent of a Sustainability Certificate delivered in accordance with Section 5.1(1)(k) or, if the Borrower does not deliver a Sustainability Certificate as contemplated by Section 5.1(1)(k), the third Business Day following the last day on which the Sustainability Certificate was required to be delivered (such day, the “Sustainability Pricing Adjustment Date”);

(b)	the Applicable Sustainability Margin Adjustment shall be based upon the SPT Metrics set forth in the Sustainability Certificate and the Applicable Sustainability Margin Adjustment calculations therein;

(c)	each change in the Applicable Margin resulting from a Sustainability Certificate shall be effective during the period commencing on, and including, the applicable Sustainability Pricing Adjustment Date and ending on the date immediately preceding the next such Sustainability Pricing Adjustment Date; and

(d)	if an Event of Default has occurred that is continuing, Section 2.22(1) shall not apply to effect a reduction of the Applicable Margin.

(2)       If, for any reason (subject to the proviso below) the Borrower fails to deliver a Sustainability Certificate in accordance with Section 5.1(1)(k) for any Fiscal Year, the Applicable Sustainability Margin Adjustment for such Fiscal Year shall be calculated based on Level II for the Absolute GHG Emissions SPT Metric and Level V for the Bloomberg Gender-Equity Index SPT Metric until the delivery of such Sustainability Certificate; provided that, if the Borrower determines in good faith that it is not possible to calculate an SPT Metric for any Fiscal Year for whatever reason (the “Specified SPT Metric”), the Co-Sustainability Structuring Agents and the Borrower will negotiate in good faith to agree on the selection of an alternative measure that is customarily applied by Persons carrying out similar businesses to the Business or being subject to similar incentives in lieu of the Specified SPT Metric (the “Alternative SPT Metric”) and, if after 20 Business Days from the day on which the Borrower was originally due to deliver a Sustainability Certificate in accordance with Section 5.1(1)(k):

(a)	the Borrower and the Co-Sustainability Structuring Agents (with the consent of the Required Lenders) agree on the selection of an Alternative SPT Metric, then the Applicable Sustainability Margin Adjustment shall be calculated based on such Alternative SPT Metric and the other SPT Metrics, excluding the Specified SPT Metric; or

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(b)	the Borrower and the Co-Sustainability Structuring Agents do not agree on the selection of an Alternative SPT Metric or the Required Lenders do not consent to the Alternative SPT Metric, then the Applicable Sustainability Margin Adjustment shall be calculated based on the SPT Metrics, excluding the Specified SPT Metric, and the Borrower shall deliver a Sustainability Certificate containing the Applicable Sustainability Margin Adjustment calculated on the basis of either (a) or (b) above.

(3)       If the Borrower or any of its Subsidiaries completes a Material Acquisition or a Material Disposition, then the Borrower shall provide prompt written notice thereof to the Co-Sustainability Structuring Agents. Thereafter, within the twelve (12) month period following the closing of such Material Acquisition or a Material Disposition, as the case may be (the “SPT Metric Adjustment Period”), the Borrower or the Co-Sustainability Structuring Agents may notify the other party that it wishes to negotiate an alternative Absolute GHG Emissions SPT Metric or an alternative Bloomberg Gender-Equity Index SPT Metric. If the Borrower or the Co-Sustainability Structuring Agents so notifies the other party, then, during the SPT Metric Adjustment Period, the Borrower and the Co-Sustainability Structuring Agents shall negotiate in good faith to agree on the selection of an alternative Absolute GHG Emissions SPT Metric or an alternative Bloomberg Gender-Equity Index SPT Metric (as applicable) which shall reflect such Material Acquisition or a Material Disposition, as the case may be, and the resulting new business circumstances of the Borrower and its Subsidiaries. If within the SPT Metric Adjustment Period:

(a)	the Borrower and the Co-Sustainability Structuring Agents (with the consent of the Required Lenders) agree on the selection of each such alternative SPT Metric, then the Applicable Sustainability Margin Adjustment shall be calculated based on such alternative SPT Metric(s) and the unaffected SPT Metric(s); or

(b)	the Borrower and the Co-Sustainability Structuring Agents do not agree on the selection of any such alternative SPT Metric or the Required Lenders do not consent to the alternative SPT Metric, then the Applicable Sustainability Margin Adjustment shall be calculated based on the SPT Metrics (including any alternative SPT Metric agreed in paragraph (a) above), excluding the SPT Metric upon which no agreement for an alternative SPT Metric was reached.

(4)       If (i) the Borrower or the Administrative Agent become aware of any material inaccuracy in the Applicable Sustainability Margin Adjustment or the SPT Metrics as reported on any Sustainability Certificate, or (ii) the Borrower and the Administrative Agent agree that the Applicable Sustainability Margin Adjustment or SPT Metrics as calculated by the Borrower at the time of delivery of any Sustainability Certificate was inaccurate and, in each case, (x) a proper calculation of the Applicable Sustainability Margin Adjustment or the SPT Metrics would have resulted in an increase in the Applicable Margin for the applicable period, the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent, for the account of the Lenders, promptly on demand by the Administrative Agent, an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period, or (y) a proper calculation of the Applicable Sustainability Margin Adjustment or the SPT Metrics would have resulted in a decrease in the Applicable Margin for such period, then, the Borrower shall receive a credit against subsequent interest payable on the Loans or fees payable pursuant to Section 2.5, in an amount equal to the excess amount of interest and fees actually paid for such period over the amount of interest and fees that should have been paid for such period and, commencing on the 10th Business Day following receipt by the Administrative Agent of the applicable corrections to the calculation of the Applicable Sustainability Margin Adjustment or SPT Metrics, as the case may be, the Applicable Margin shall be adjusted to reflect the corrected calculations of the Applicable Sustainability Margin Adjustment or SPT Metrics, as applicable.

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(5)       In connection with any Extension Request delivered pursuant to Section 2.6(3) hereof, the Borrower shall provide notice to the Co-Sustainability Structuring Agents of the proposed “Target” and “Adjustment to the Applicable Margin” for purposes of the Applicable Sustainability Margin Adjustment (the “Additional Margin Adjustment”) to be in effect for each of the SPT Metrics for any additional Fiscal Year not otherwise provided for in the definition of Applicable Sustainability Margin Adjustment. The Borrower and the Co-Sustainability Structuring Agents shall negotiate in good faith to agree on the selection of such Additional Margin Adjustment. If within 30 days following such notification:

(a)	the Borrower and the Co-Sustainability Structuring Agents (with the consent of the Required Lenders) agree on the selection of the Additional Sustainability Adjustment, then the Applicable Sustainability Margin Adjustment shall be calculated accordingly and the definition of Applicable Sustainability Margin Adjustment shall be deemed amended without any further action by any Person; or

(b)	the Borrower and the Co-Sustainability Structuring Agents do not agree on the selection of the Additional Margin Adjustment or the Required Lenders do not consent to the Additional Margin Adjustment, then no change shall be made to the definition of Applicable Sustainability Margin Adjustment and Sections 2.22 and 5.1(1)(k) hereof shall not apply to the Borrower in respect of any Fiscal Year that is not included in the definition of Applicable Sustainability Margin Adjustment.

(6)       If, at any time, the Science Based Targets initiative validation process results in a change to the annual Absolute GHG Emissions targets which differ from those set out in this Agreement, then, within 30 days following such change, the Borrower shall provide notice to the Co-Sustainability Structuring Agents of such change. The Borrower and the Co-Sustainability Structuring Agents shall then negotiate in good faith to amend this Agreement to reflect such change.

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2.21          Financial Statements and Other Information. Section 5.1(1) is amended by deleting the “and” after paragraph (i), and adding the following immediately after “Closing Date” in paragraph (j):

; and (k) annually, on or prior to June 30, a Sustainability Certificate (i) attaching the Sustainability Report for the immediately preceding Fiscal Year setting forth the Absolute GHG Emissions SPT Metric, and the computations thereof in reasonable detail, together with a limited level assurance statement of the SPT Metric Auditor confirming that nothing has come to the attention of the SPT Metric Auditor that would require material modifications to such computations in order for them to be presented in conformity with the applicable reporting criteria, (ii) attaching a copy of the Bloomberg Gender-Equality Index Score SPT Metric for the Fiscal Year which is two years prior to the issuance of such Sustainability Certificate, (iii) setting forth each corresponding “Adjustment to the Applicable Margin” and the Applicable Sustainability Margin Adjustment and the calculations applicable thereto, and (iv) if applicable, a breakdown of the Investments in Sustainability Initiatives for the prior Fiscal Year.

2.22          Leverage Ratio. Section 5.1(12)(a) is amended by deleting it in its entirety and replacing it with the following:

(a) Leverage Ratio. Maintain at all times a Leverage Ratio not exceeding 3.00 to 1.00; provided that, subject to the next sentence, where the LTM Acquisition Amount with respect to a Rolling Period is:

(i)	greater than Cdn.$[Redacted] and less than Cdn.$[Redacted], then the Leverage Ratio shall not exceed 3.50 to 1.00 with respect to such Rolling Period; and

(ii)	greater than Cdn.$[Redacted], then the Leverage Ratio shall not exceed 4.00 to 1.00 for such Rolling Period.

In the event that the maximum Leverage Ratio for four consecutive Rolling Periods has been determined pursuant to clause (i) and/or (ii) above, then the maximum Leverage Ratio for the next following Rolling Period shall be 3.00 to 1.00 regardless of the LTM Acquisition Amount with respect to such next following Rolling Period.

2.23          Sustainability Initiatives. Section 5.1 is amended by adding the following as a new Section 5.1(15):

(15)        Sustainability Initiatives. In each Fiscal Year the Borrower shall make Investments in Sustainability Initiatives in an aggregate amount equal to the Sustainability Savings with respect to the immediately preceding Fiscal Year.

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2.24          Investments. Section 6.1(6) is amended by deleting the reference to “(a)” in front of “Investments”, changing the paragraph references from roman numerals to alpha lettering, changing “(m)” to “(n)” and adding the following immediately prior to the “and” in paragraph (l):

(m)        Investments in Sustainability Initiatives;

2.25          Hedge Arrangements. Section 6.1(8)(a) is amended by deleting “(other than those in respect of Equity Securities)”.

2.26          Events of Default. Section 7.1(c) is amended by adding the following immediately prior to the start of such section:

except for any inaccuracy in any Sustainability Certificate, Sustainability Report or other document or instrument delivered pursuant to Section 2.22 or 5.1(1)(k),

2.27          Events of Default. Section 7.1(e) is amended by adding “Section 5.1(1)(k),” immediately prior to “Section 7.1(a)”.

2.28          Events of Default. Article 7 is amended by adding the following as a new Section 7.2:

7.2        Non-Delivery of Sustainability Certificate.

Notwithstanding anything in this Agreement to the contrary, neither the failure of the Borrower to publish a Sustainability Report or deliver a Sustainability Certificate, in each case, pursuant to Section 5.1(1)(k), nor the failure of the Borrower to meet or satisfy any SPT Metric set out in the “Applicable Sustainability Margin Adjustment” definition, shall be, or deemed to be, a Default or an Event of Default.

2.29          The Administrative Agent in its Individual Capacity. Section 8.8 is deleted in its entirety and replaced with the following:

8.8	The Administrative Agent and the Co-Sustainability Structuring Agents in their Individual Capacity.

With respect to its obligations under this Agreement and the Loans made by it, Canadian Imperial Bank of Commerce, in its capacity as a Lender hereunder, shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not performing the duties, if any, specified herein; and the terms “Lenders”, “Required Lenders”, “Revolving Credit Lenders”, “Term Credit Lenders” and any similar terms shall, unless the context clearly otherwise indicates, include Canadian Imperial Bank of Commerce in its capacity as a Lender hereunder. The Administrative Agent, the Lead Arranger and the Co-Sustainability Structuring Agents may accept deposits from, lend money to, and generally engage in any kind of banking, trust, financial advisory or other business with the Borrower or any Affiliate of the Borrower as if it were not performing the duties, if any, specified herein, and may accept fees and other consideration from the Borrower for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.

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2.30          Co-Sustainability Structuring Agents. Article 8 is amended by adding the following as a new Section 8.14:

8.14        Co-Sustainability Structuring Agents.

(1) Canadian Imperial Bank of Commerce and Royal Bank of Canada shall act as Co-Sustainability Structuring Agents and shall have the same immunities, indemnities and exclusions from liability as are prescribed in favor of the Administrative Agent in this Agreement, which shall apply mutatis mutandis.

(2) Neither the Administrative Agent nor the Co-Sustainability Structuring Agents shall have any responsibility for (or liability in respect of) reviewing, auditing or otherwise evaluating any calculation by the Borrower of any Applicable Sustainability Margin Adjustment or any SPT Metric (or any of the data or computations that are part of or related to any such calculation) set forth in any Sustainability Certificate (and the Administrative Agent and the Co-Sustainability Structuring Agents may rely conclusively on any such certificate, without further inquiry).

2.31          Erroneous Payments by the Administrative Agent. Article 8 is amended by adding the following as a new Section 8.15:

8.15 Erroneous Payments by the Administrative Agent.

(1)               Clawback. If the Administrative Agent (x) notifies a Lender or other Secured Party, or any Person who has received funds on behalf of a Lender or other Secured Party under or pursuant to any of the Loan Documents (any such Lender, other Secured Party or other recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under Section 8.15(2)) that any funds (as set forth in such notice from the Administrative Agent) received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, other Secured Party or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and (y) demands in writing the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent pending its return or repayment as contemplated below in this Section 8.15(1) and held in trust for the benefit of the Administrative Agent, and such Lender or other Secured Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than three Business Days thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in U.S. Dollars, the Federal Funds Effective Rate, and in respect of an Erroneous Payment in Canadian Dollars or any other currency, at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars or funds in the currency of such Erroneous Payment, as the case may be, may be borrowed by the Administrative Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Administrative Agent), and (y) a rate determined by the Administrative Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this Section 8.15(1) shall be conclusive, absent manifest error.

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(2)               Error Designation. Without limiting the immediately preceding Section 8.15(1), each Lender or other Secured Party, or any Person who has received funds on behalf of a Lender or other Secured Party under or pursuant to any of the Loan Documents, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender or Secured Party, or other such recipient, otherwise becomes aware was transmitted, paid, or received, in error or by mistake (in whole or in part), then in each such case:

(a)	it acknowledges and agrees that (i) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent express written confirmation from the Administrative Agent to the contrary), or (ii) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(b)	such Lender or other Secured Party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of the occurrence of any of the circumstances described in the immediately preceding clauses (x),(y) and (z)) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 8.15(2).

For the avoidance of doubt, the failure to deliver a notice to the Administrative Agent pursuant to this Section 8.15(2)shall not have any effect on a Payment Recipient’s obligations pursuant to Section 8.15(2) or on whether or not an Erroneous Payment has been made.

(3)               Set-off. Each Lender or other Secured Party hereby authorizes the Administrative Agent to set-off, net and apply any and all amounts at any time owing to such Lender or other Secured Party under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender or other Secured Party under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Administrative Agent has demanded to be returned under Section 8.15(1).

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(4)               Assignment. In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor in accordance with Section 8.15(1), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto):

(a)	such Lender shall be deemed to have assigned its Loans (but not any of its Commitments) under any of the applicable Facilities with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Facilities”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not any of its Commitments) of the Erroneous Payment Impacted Facilities, the “Erroneous Payment Deficiency Assignment”) (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance)), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment and Assumption with respect to such Erroneous Payment Deficiency Assignment;

(b)	the Administrative Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment;

(c)	upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and any of its Commitments which shall survive as to such assigning Lender;

(d)	the Administrative Agent and the Borrower shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment; and

(e)	the Administrative Agent will reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment.

For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.

Stantec Amending Agreement No.2

Subject to Section 9.4 (but excluding, in all events, any assignment consent or approval requirements (whether from the Borrower or otherwise)), the Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and, upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by the Administrative Agent on or with respect to any such Loans acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment ( to the extent that any such loans are then owned by the Administrative Agent) and (y) may, in the sole discretion of the Administrative Agent, be reduced by any amount specified by the Administrative Agent in writing to the applicable Lender from time to time.

(5)               Secured Liabilities Satisfaction. The parties hereto agree that (x) irrespective of whether the Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender or other Secured Party, to the rights and interests of such Lender or Secured Party, as the case may be) under the Loan Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) (provided that the Credit Parties’ Secured Liabilities under the Loan Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Secured Liabilities in respect of Loans that have been assigned to the Administrative Agent under an Erroneous Payment Deficiency Assignment), and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Liabilities owed by the Borrower or any other Credit Party; provided that this Section 8.15(5) shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the obligations of the Borrower relative to the amount (and/or timing for payment) of the obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses (x)and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from (i) the Borrower or any other Credit Party or (ii) the proceeds of realization from the enforcement of one or more of the Loan Documents against or in respect of one or more of the Credit Parties; provided that, in each case, such funds were received by the Administrative Agent for the purpose of discharging the such Secured Liabilities.

(6)               Waiver of Defences. To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on “discharge for value”, “good consideration” for the Erroneous Payment or change of position by such Payment Recipient, any defense that the intent of the Administrative Agent was that such Payment Recipient retain the Erroneous Payment in all events, or any doctrine or defense similar to any of the foregoing.

Stantec Amending Agreement No.2

(7)               Survival. Each party’s obligations, agreements and waivers under this Section 8.15 shall survive the resignation or replacement of the Administrative Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender or an Affiliate thereof the termination of the Commitments and/or the repayment, satisfaction or discharge of all Secured Liabilities (or any portion thereof) under any Loan Document.

(8)               Affiliates. For purposes of this Section 8.15, each Lender:

(a)	agrees it is executing and delivering this Agreement with respect to this Section 8.15 both on its own behalf and as agent for and on behalf of its Affiliates referred to in this Section 8.15 and any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates;

(b)	represents, warrants, covenants and agrees that its Affiliates referred to in this Section 8.15 and any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates are bound by the provisions of this Section 8.15; and

(c)	agrees that any matter or thing done or omitted to be done by such Lender, its Affiliates, or any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates which are the subject of this Section 8.15 will be binding upon such Lender and such Lender does hereby indemnify and save the Administrative Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Administrative Agent and its Affiliates resulting from the failure of such Lender, its Affiliates or such Persons to comply with their obligations under and in respect of this Section 8.15.

(9)               No Borrower Liability. Except pursuant to an Erroneous Payment Deficiency Assignment or the exercise of any Erroneous Payment Subrogation Rights (or any equivalent equitable subrogation rights), the Borrower shall not have any liability to the Agent or any other Secured Party for any Erroneous Payment or any interest, loss, cost or damages related there to arising therefrom under any provision of this Agreement or any other Loan Document or under any legal principle or theory, whether arising by law or in equity.

2.32          Notices. Section 9.1(1) is deleted in its entirety and replaced with the following:

(1)	Method and Contact Information. Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to Section 9.1(2)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by e-mail in each case to the addressee, as follows:

Stantec Amending Agreement No.2

(i)	if to the Borrower or any other Credit Party:

Stantec Inc.

Suite #400, 10220 – 103 Avenue NW

Edmonton, Alberta

T5J 0K4

Attention: Executive Vice President and CFO

E-mail: [Redacted]

with a copy to:

Stantec Inc.

Suite #400, 10220 – 103 Avenue NW

Edmonton, Alberta

T5J 0K4

Attention: Senior Vice President and General Counsel

E-mail: [Redacted]

(ii)	if to the Administrative Agent:

Canadian Imperial Bank of Commerce

595 Bay Street, 5th Floor

Toronto, Ontario M5G 2C2

Attention: Global Agent Administration Services

E-mail: [Redacted]

with a copy to:

Canadian Imperial Bank of Commerce

199 Bay Street, 11th Floor

Commerce Court West

Toronto ON M5L 1A2

Attention: Legal Department

E-Mail: [Redacted]

(iii)	if to any Lender, any Issuing Bank, or any Co-Sustainability Structuring Agent, to it at its address or e-mail address set out opposite its name on Schedule 9.1 or in the Assignment Agreement by which it becomes a Lender.

Stantec Amending Agreement No.2

2.33          Notices. Section 9.1(3) is amended by deleting the reference to”, facsimile number”.

2.34          Amendments. Section 9.2(2) is amended by deleting “or” after paragraph (h), and adding the following immediately after “Loan Documents” in paragraph (i):

; or (j) change the amounts under the column titled “Adjustment to the Applicable Margin” in the table contained in the definition of “Applicable Sustainability Margin Adjustment”; provided that (i) any adoption of any Alternative SPT Metric in accordance with Section 2.22(2); (ii) any amendment to an SPT Metric or any target set therefor set forth under the column titled “Target” in the definition of “Applicable Sustainability Margin Adjustment”; (iii) any amendment to the definition of “Applicable Sustainability Margin Adjustment in accordance with Section 2.22(5); and (iv) any amendment in accordance with Section 2.22(6), shall, in each case, only require the consent of the Required Lenders

2.35          Amendments. Section 9.2(2) is amended by deleting the final paragraph of such section it in its entirety and replacing it with the following:

in each case without the prior written consent of each Lender, or in the case of the matters referred to in Section 9.2(2)(a), (b), (d), (e), and (f), without the prior written consent of each Lender directly affected thereby, and provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, an Issuing Bank, a Co-Sustainability Structuring Agent or the Swingline Lender hereunder, as the case may be, without the prior written consent of the Administrative Agent, such Issuing Bank, such Co-Sustainability Structuring Agent or Swingline Lender (as applicable). For greater certainty, the Administrative Agent may release and discharge a Guarantor from the Credit Party Guarantee to the extent necessary to enable a Credit Party to complete any Asset Disposition which is not prohibited by this Agreement or the other Loan Documents, and the Administrative Agent may deliver any documents requested by such Guarantor, acting reasonably, to evidence such release and discharge.

2.36          Expenses. Section 9.3(1) is amended by deleting it in its entirety and replacing it with the following:

Expenses. The Borrower shall pay (a) all reasonable out-of-pocket expenses incurred by the Administrative Agent, the Co-Sustainability Structuring Agents and their Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and all applicable Taxes (other than Excluded Taxes), in connection with the syndication of the credit facilities provided for herein and the preparation and administration of this Agreement and the other Loan Documents, (b) all reasonable out-of-pocket expenses incurred by the Administrative Agent, the Co-Sustainability Structuring Agents and their Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and applicable Taxes (other than Excluded Taxes), in connection with any amendments, modifications or waivers of the provisions hereof or of any of the other Loan Documents, (whether or not the transactions contemplated hereby or thereby shall be consummated), and (c) all out-of-pocket expenses incurred by the Administrative Agent, the Co-Sustainability Structuring Agents, the Lead Arranger or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent or any Lender and all applicable Taxes (other than Excluded Taxes), in connection with the assessment, enforcement or protection of their rights in connection with this Agreement, including its rights under Section 9.3, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

Stantec Amending Agreement No.2

2.37          Indemnity. Section 9.3(2) is amended by adding “, each Co-Sustainability Structuring Agent” immediately after “Lead Arranger” in the first line.

2.38          Lender Responsibility for Unpaid Expenses and Indemnity. Section 9.3(3) is amended by adding “each Co-Sustainability Structuring Agent,” immediately after the first reference to “Administrative Agent,” and “a Co-Sustainability Structuring Agent,” after the second reference to “Administrative Agent,”.

2.39          Exhibit E. The Credit Agreement is amended by adding a new Exhibit E in the form set out herein as Schedule A.

2.40          Schedule 2.1. Schedule 2.1 is deleted in its entirety and replaced with Schedule 2.1 to this Amending Agreement. The Administrative Agent shall make all usual and customary adjustments to ensure that all “Borrowings” under the Credit Agreement are outstanding in accordance with the rateable Commitments of each Revolving Credit Lender and Term Credit Lender as revised hereby, and each Revolving Credit Lender and Term Credit Lender agrees to take all actions as are necessary to give effect to such adjustments, including, without limitation, advancing amounts to the Administrative Agent for the benefit of the Lenders. The Lenders acknowledge and agree that no such adjustments shall be made to any outstanding B/A Borrowing until the end of the applicable Contract Period, and no risk incurred or Acceptance Fees earned in connection therewith shall be reallocated.

Article 3
REPRESENTATIONS, WARRANTIES, AND COVENANTS

3.1              Confirmation of Representations. The Borrower hereby represents and warrants that, as at the date of this Amending Agreement and assuming that the amendments made to the Credit Agreement by this Amending Agreement have become effective:

(a)	this Amending Agreement and the Confirmation appended hereto has been duly authorized, executed and delivered by each of the signatory Credit Parties;

(b)	the Credit Agreement, as amended hereby, constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditor’s rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

(c)	no Default or Event of Default has occurred and is continuing; and

(d)	the representations and warranties contained in Article 3 (other than those that are made with respect to a specific date) are true and correct as if made on the date hereof.

Stantec Amending Agreement No.2

Article 4
CONDITIONS

4.1              Conditions Precedent. The amendments set out in Article 2 shall become effective if and only if there is receipt by the Administrative Agent of:

(a)	a counterpart of this Amending Agreement executed by the Borrower, the Administrative Agent and the Lenders;

(b)	a counterpart of the Confirmation appended to this Amending Agreement, executed by each Guarantor;

(c)	a counterpart of the consent of exiting Lender, executed by Raymond James Finance Company of Canada Ltd., in form and substance acceptable to the Administrative Agent;

(d)	a counterpart of the Fee Letter executed by the Borrower and the Administrative Agent; and

(e)	payment to the Administrative Agent of the fees set out in the Fee Letter (collectively, the “Fees”) or arrangements for the payment of such Fees have been made to the satisfaction of the Administrative Agent.

If such conditions precedent are met, then the effective date of the amendment set out in Article 2 will be as of October 29, 2021.

4.2              Payment. The Borrower irrevocably authorizes and directs the Administrative Agent to debit any Canadian dollar operating account maintained by the Administrative Agent in the name of the Borrower in an aggregate amount equal to the Fees in order to effect the payment thereof, and the Borrower agrees to fund such account as necessary to ensure that it contains sufficient funds to make such payments.

Article 5
GENERAL

5.1              Confirmation. Except as specifically stated herein, the Credit Agreement and the other Loan Documents shall continue in full force and effect in accordance with the provisions thereof. All Secured Liabilities under the Credit Agreement shall be continuing with only the terms thereof being modified as provided in this Amending Agreement, and this Amending Agreement shall not evidence or result in a novation of such Secured Liabilities.

5.2              Reservation of Rights. Except as expressly set forth herein, this Amending Agreement shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of Lenders or Administrative Agent under the Credit Agreement or any other Loan Document. Nothing herein shall be deemed to entitle any Credit Party to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances.

Stantec Amending Agreement No.2

5.3              Interpretation. All references to the “this Agreement” or the “Credit Agreement” and all similar references in any of the other Loan Documents shall hereafter include, mean and be a reference to the Amended Credit Agreement without any requirement to amend such Loan Documents. This Amending Agreement shall constitute a “Loan Document” under, and as defined in, the Credit Agreement.

5.4              Binding Nature. This Amending Agreement shall enure to the benefit of and be binding upon the Borrower, the Administrative Agent and the Lenders and their respective successors and permitted assigns.

5.5              Severability. Any provision of this Amending Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Amending Agreement, all without affecting the remaining provisions of this Amending Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.6              Conflicts. If, after the date of this Amending Agreement, any provision of this Amending Agreement is inconsistent with any provision of the Credit Agreement, the relevant provision of this Amending Agreement shall prevail.

5.7              Governing Law. This Amending Agreement will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

5.8              Counterpart and Facsimile. This Amending Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. Delivery of an executed signature page to this Amending Agreement by any party by facsimile or other form of electronic transmission shall be as effective as delivery of a manually executed copy of this Amending Agreement by such party.

[signatures on the following pages]

Stantec Amending Agreement No.2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

STANTEC INC., as Borrower

By:	“Theresa Jang”
Name: Theresa Jang
Title: Executive Vice President and Chief Financial Officer

By:	“Paul J.D. Alpern”
Name: Paul J.D. Alpern
Title: Senior Vice President, Secretary and General Counsel

Signature Page	Stantec Amending Agreement No.2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender and Co-Sustainability Agent

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

ROYAL BANK OF CANADA, as Lender and Co-Sustainability Agent

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

THE TORONTO-DOMINION BANK, as Lender

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

BANK OF MONTREAL, as Lender

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

NATIONAL BANK OF CANADA, as Lender

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

HSBC BANK CANADA, as Lender

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

ATB FINANCIAL, as Lender

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page.

WELLS FARGO BANK, N.A., CANADIAN BRANCH, as Lender

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

CONFIRMATION

Each undersigned Guarantor acknowledges and irrevocably consents to the terms of the Amending Agreement. Each undersigned Guarantor further represents, warrants, and confirms to the Administrative Agent for the benefit of each Secured Party that:

(a)	the Credit Party Guarantee and the guarantees and indemnities granted thereunder continue in full force and effect in accordance with their terms notwithstanding the Amending Agreement and the amendments to the Credit Agreement effected thereby;

(b)	such guarantees and indemnities extend to the indebtedness, liabilities and obligations of the Borrower under the Amended Credit Agreement; and

(c)	all references to the “this Agreement” or the “Credit Agreement” and all similar references in any of the other Loan Documents shall hereafter mean and be a reference to the Amended Credit Agreement without any requirement to amend such Loan Documents.

[signatures on the next following pages]

Signature Page	Stantec Amending Agreement No.2

STANTEC INC.

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

STANTEC CONSULTING LTD.

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

STANTEC ARCHITECTURE LTD.

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

STANTEC CONSULTING SERVICES INC.

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

STANTEC GEOMATICS LTD.

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

STANTEC CONSULTING INTERNATIONAL LTD.

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

STANTEC TECHNOLOGY INTERNATIONAL INC.

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

STANTEC DELAWARE III LLC

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

STANTEC DELAWARE IV LLC

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

MUSTANG ACQUISITION HOLDINGS INC.

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

STANTEC ARCHITECTURE INC.

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

STANTEC DELAWARE II LLC

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

HARZA INTERNATIONAL DEVELOPMENT COMPANY, LLC

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

STANTEC GLOBAL CAPITAL LIMITED

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

STANTEC HOLDING (2017) LIMITED

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

STANTEC OCEANIA LIMITED

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

EXECUTED AND DELIVERED as a DEED on behalf of STANTEC ASIA LIMITED, acting by the following director and officer:

(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

Signed by WOOD & GRIEVE PTY ENGINEERS LIMITED in accordance with section 127 of the Corporations Act 2001 (Cth) by

(signed) “[Name redated]”	(signed) “[Name redated]”
Signature of director	Signature of director/secretary

[Redacted]	[Redacted]
Name of director (print)	Name of director/secretary (print)

Signature Page	Stantec Amending Agreement No.2

STANTEC EUROPE LIMITED

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

Stantec Holdings by:

(signed) “[Name redacted]”	(signed) “[Name redacted]”
Signature of director	Signature of director

[Redacted]	[Redacted]
Name of director (print)	Name of director (print)

Signature Page	Stantec Amending Agreement No.2

Stantec New Zealand by:

(signed) “[Name redacted]”	(signed) “[Name redacted]”
Signature of director	Signature of director

[Redacted]	[Redacted]
Name of director (print)	Name of director (print)

Signature Page	Stantec Amending Agreement No.2

STANTEC UK LIMITED

By:	(signed) “[Name redacted]”
Name: [Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

PETER BRETT ASSOCIATES LLP

By:	(signed) “[Name redacted]”
Name:[Redacted]
Title: [Redacted]

PETER BRETT ASSOCIATES LLP

By:	(signed) “[Name redacted]”
Name:[Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

STANTEC CONSULTING INTERNATIONAL LLC

By:	(signed) “[Name redacted]”
Name:[Redacted]
Title: [Redacted]

Signature Page	Stantec Amending Agreement No.2

SCHEDULE A

EXHIBIT E

Sustainability CERTIFICATE

[Redacted]

Stantec Amending Agreement No.2

SCHEDULE B

SCHEDULE 2.1

LENDERS AND COMMITMENTS

[Redacted]

Stantec Amending Agreement No.2